083-00002


10015267



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$2,500,000,000
2.625 per cent. Global Notes due 9 February 2015

Filed pursuant to Rule 3 of Regulation AD
Dated: February 3, 2010

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$2,500,000,000 principal amount of 2.625 per cent. Global Notes due 9 February 2015 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated July 20, 2005 (the "Prospectus"), previously filed under a report of the ADB dated July 20, 2005, and in the Pricing Supplement relating to the Notes dated February 3, 2010 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 13, 2009, was filed under a report of the ADB dated April 13, 2009.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of February 3, 2010, the ADB entered into a Terms Agreement, filed herewith, with Merrill Lynch International, Morgan Stanley & Co. International plc, RBC Capital Markets Corporation, UBS Limited, BNP Paribas, Citigroup Global Markets Inc., Credit Suisse Securities (Europe) Limited, Daiwa Capital Markets

Europe Limited, Goldman Sachs International and J.P. Morgan Securities Ltd. (collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating U.S.$2,487,925,000 for an issue price of 99.642% less management and underwriting fees and selling concessions of 0.125%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about February 9, 2010.

The Managers propose to offer all the Notes to the public at the public offering price of 99.642%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

| Name | Principal Amount |
|---|---|
| Merrill Lynch International | U.S.$587,500,000 |
| Morgan Stanley & Co. International plc | 587,500,000 |
| RBC Capital Markets Corporation | 587,500,000 |
| UBS Limited | 587,500,000 |
| BNP Paribas | 25,000,000 |
| Citigroup Global Markets Inc. | 25,000,000 |
| Credit Suisse Securities (Europe) Limited | 25,000,000 |
| Daiwa Capital Markets Europe Limited | 25,000,000 |
| Goldman Sachs International | 25,000,000 |
| J.P. Morgan Securities Ltd | 25,000,000 |
| Total | U.S.$2,500,000,000 |

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

| | Price to the Public | Commissions and Concessions | Proceeds to ADB |
|---|---|---|---|
| Per Unit | 99.642% | 0.125% | 99.517% |
| Total | U.S.$2,491,050,000 | U.S.$3,125,000 | U.S.$ 2,487,925,000 |

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

| Item | Amount |
| --- | --- |
| Legal Fees | $ 50,000* |
| Fees/Expenses of Independent Accountants | $ 35,000* |
| Listing Fees (Luxembourg) | $ 5,100* |

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(ii) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) Terms Agreement dated February 3, 2010.

(d) (i) Information Statement dated April 13, 2009, previously filed under a report of the ADB dated April 13, 2009.

(ii) Pricing Supplement dated February 3, 2010.

**TERMS AGREEMENT NO. 524-00-1**

**under the**

**ASIAN DEVELOPMENT BANK**

**GLOBAL MEDIUM-TERM NOTE PROGRAM**

**U.S.$2,500,000,000**

**2.625 per cent. Global Notes due 9 February 2015**

3 February 2010

Asian Development Bank
P.O. Box 789
0980 Manila
Philippines

Attention: Assistant Treasurer, Funding Division

The undersigned managers (collectively, the "Managers") severally agree to purchase from the Asian Development Bank ("ADB") its U.S.$2,500,000,000 2.625 per cent. Global Notes due 9 February 2015 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 20 July 2005 (the "Prospectus") at 9:00 a.m., New York time, on 9 February 2010 (the "Settlement Date") at an aggregate purchase price of U.S.$2,487,925,000 on the terms set forth herein and in the Standard Provisions dated as of 17 May 2004 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference, except that all references therein to (i) the Prospectus shall be deemed to refer to the Prospectus referred to herein and (ii) the Fiscal Agency Agreement shall be deemed to refer to the Uniform Fiscal Agency Agreement dated as of 20 July 2006, the letter of agreement dated 20 July 2006 from ADB to the Federal Reserve Bank of New York ("FRBNY") and the letter of acknowledgment dated 8 August 2006 from the FRBNY to ADB. In so purchasing the Notes, each of the Managers understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to the Managers that the representations and warranties of ADB set forth in Section 2 of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The obligation of the Managers to purchase Notes hereunder is further subject to the receipt by each of the Managers of the documents referred to in clauses (ii) through (v) of Section 6(b) of the Standard Provisions, if requested by the Managers, and the documents referred to in clauses (i), (ii), (iii) and (v) of Section 6(a) of the Standard Provisions. Each of the Managers hereby waives its right to receive each of the documents described in clauses (iv) and (vi) of Section 6(a) of the Standard Provisions.

1. ADB agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.642 per cent. of the principal amount less a management and underwriting fee and selling concession of 0.125 per cent. of the principal amount.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

| Name | Principal Amount |
|---|---|
| Merrill Lynch International | U.S.$587,500,000 |
| Morgan Stanley & Co. International plc | 587,500,000 |
| RBC Capital Markets Corporation | 587,000,000 |
| UBS Limited | 587,500,000 |
| BNP Paribas | 25,000,000 |
| Citigroup Global Markets Inc | 25,000,000 |
| Credit Suisse Securities (Europe) Limited | 25,000,000 |
| Daiwa Capital Markets Europe Limited | 25,000,000 |
| Goldman Sachs International | 25,000,000 |
| J.P. Morgan Securities Ltd | 25,000,000 |
| Total | U.S.$2,500,000,000 |

2. Each of payment for and delivery of the Notes shall be made against the other on the Settlement Date. The Notes shall be delivered in book-entry form to the following account of JPMChase/Warburg at the Federal Reserve Bank of New York, ABA No. 021000021, for further credit to UBS Limited; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to ADB's Account A, ABA No. 021080245 with the Federal Reserve Bank of New York.

3. ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having received:

(i) a copy of each of the Prospectus and the Fiscal Agency Agreement, duly executed by the parties thereto; and

(ii) a copy of each of the most recently delivered documents referred to in clauses (i), (ii), (iii) and (v) of Section 6(a) of the Standard Provisions.

4. In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5. Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

6. For purposes hereof, the notice details of ADB and each of the Managers are as follows:

For ADB:

Asian Development Bank
P.O. Box 789
0980 Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: +632 632-4713
Facsimile: +632 632-4120 or 636-2625

For the Managers:

UBS Limited
100 Liverpool Street
London EC2M 2RH
United Kingdom
Attention: MTNs and Private Placements
Telephone: +44 20 75 67 2479
Facsimile: +44 20 75 68 3349

7. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes, as to which such default occurred exceeds 16.667 per cent. of the principal amount of the Notes, and arrangements satisfactory to the Managers and ADB for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

8. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MERRILL LYNCH INTERNATIONAL
MORGAN STANLEY & CO. INTERNATIONAL PLC
RBC CAPITAL MARKETS CORPORATION
UBS LIMITED
BNP PARIBAS
CITIGROUP GLOBAL MARKETS INC.
CREDIT SUISSE SECURITIES (EUROPE) LIMITED
DAIWA CAPITAL MARKETS EUROPE LIMITED
GOLDMAN SACHS INTERNATIONAL
J.P. MORGAN SECURITIES LTD.

By:______________________________

Name:
Title: Attorney-in-Fact

**Egbertus Suèr**
**Managing Directo**


Nicholas Lewis
Executive Director

[*signatures continued on next page*]

CONFIRMED AND ACCEPTED,
as of the date first written above:

ASIAN DEVELOPMENT BANK

By: 

Name: JINGDONG HUA
Title: Deputy Treasurer and Officer-in-Charge, TDFD

/

PRICING SUPPLEMENT


ADB

# ASIAN DEVELOPMENT BANK

## GLOBAL MEDIUM-TERM NOTE PROGRAM

**Series No: 524-00-1**

**U.S.$2,500,000,000**

**2.625 per cent. Global Notes due 9 February 2015**

**Issue price: 99.642 per cent.**

*Joint Lead Managers*

**BofA Merrill Lynch**
**Morgan Stanley**
**RBC Capital Markets**
**UBS Investment Bank**

*Co-Lead Managers*

**BNP PARIBAS**
**Credit Suisse**
**Goldman Sachs International**
**Citi**
**Daiwa Capital Markets Europe**
**J.P. Morgan**

The date of this Pricing Supplement is 3 February 2010.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of U.S.$2,500,000,000 2.625 per cent. Global Notes due 9 February 2015 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 20 July 2005 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 10 December 2009.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

**The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.**

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Managers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

## TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

**General Provisions**

| | | | |
|---|---|---|---|
| 1. | Issuer: | | Asian Development Bank. |
| 2. | Series Number: | | 524-00-1. |
| 3. | (i) | Specified Currency (Condition 1(c)): | United States Dollars ("U.S.$"). |
| | (ii) | Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)): | Not applicable. |
| | (iii) | Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)): | Not applicable. |
| | (iv) | Alternative Currency (Condition 7(i)) (if applicable): | Not applicable. |
| 4. | Aggregate Nominal Amount: | | U.S.$2,500,000,000. |
| 5. | (i) | Issue Price: | 99.642 per cent. of the Aggregate Nominal Amount. |
| | (ii) | Net proceeds: | U.S.$2,487,925,000. |
| 6. | Specified Denominations (Condition 1(a)): | | U.S.$1,000. |
| 7. | (i) | Issue Date (Condition 5(d)): | 9 February 2010. |
| | (ii) | Interest Commencement Date (if different from the Issue Date) (Condition 5(d)): | Not applicable. |
| 8. | Maturity Date or Redemption Month (Condition 6(a)): | | 9 February 2015. |

| | | |
|---|---|---|
| 9. | Interest Basis (Condition 5)): | Fixed Rate (Condition 5(a)) (further particulars specified below). |
| 10. | Redemption/Payment Basis (Condition 6(a)): | Redemption at par. |
| 11. | Change of Interest or Redemption/Payment Basis: | Not applicable. |
| 12. | Put/Call Options (Conditions 6(e) and (f)): | Not applicable. |
| 13. | Status of the Notes (Condition 3): | Senior. |
| 14. | Listing: | Luxembourg Stock Exchange. |
| 15. | Method of distribution: | Syndicated. |

**Provisions Relating to Interest Payable**

| | | |
|---|---|---|
| 16. | Fixed Rate Note Provisions (Condition 5(a)): | Applicable. |
| | (i) Rate(s) of Interest: | 2.625 per cent. per annum, payable semi-annually in arrear. |
| | (ii) Interest Payment Date(s): | 9 February and 9 August of each year, commencing on 9 August 2010. |
| | (iii) Fixed Coupon Amount(s): | U.S.$13.125 per Specified Denomination payable on each Interest Payment Date. |
| | (iv) Broken Amount(s): | Not applicable. |
| | (v) Day Count Fraction (Condition 5(d)): | 30/360. |
| | (vi) Determination Date(s): | Not applicable. |
| | (vii) Other terms relating to the method of calculating interest for Fixed Rate Notes: | No Calculation Period shall be adjusted in the event that the first day or last day of such period falls on a day that is not a Business Day. |
| 17. | Floating Rate Note Provisions (Condition 5(b)): | Not applicable. |

| | | |
|---|---|---|
| 18. | Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)): | Not applicable. |
| 19. | Index-Linked Interest Note Provisions: | Not applicable. |
| 20. | Dual Currency Note Provisions: | Not applicable. |

**Provisions Relating to Redemption**

| | | |
|---|---|---|
| 21. | Call Option (Condition 6(e)): | Not applicable. |
| 22. | Put Option (Condition 6(f)): | Not applicable. |
| 23. | Final Redemption Amount: | Aggregate Nominal Amount. |
| | (i) Alternative Payment Mechanism (Conditions 7(a) and (c)): | Not applicable. |
| | (ii) Long Maturity Note (Condition 7(f)): | Not applicable. |
| | (iii) Variable Redemption Amount (Condition 6(d)): | Not applicable. |
| 24. | Early Redemption Amount: | |
| | (i) Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | As set out in the Conditions. |
| | (ii) Unmatured Coupons to become void (Condition 7(f)): | Not applicable. |

**Additional General Provisions Applicable to the Notes**

| | | |
|---|---|---|
| 25. | Form of Notes: | Book-Entry Notes available on Issue Date. The Notes may not be exchanged for Definitive Fed Registered Notes. |
| 26. | Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature): | Not applicable. |

| | | |
|---|---|---|
| 27. | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment: | Not applicable. |
| 28. | Details relating to Installment Notes: | Not applicable. |
| 29. | Redenomination, renominalization and reconventioning provisions: | Not applicable. |
| 30. | Consolidation provisions: | Not applicable. |
| 31. | Other terms or special conditions: | |
| | (i) Relevant Financial Center: | New York. |
| | (ii) Payment Dates: | If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day and shall not be obliged to pay any interest or other payment in respect of such postponed payment.<br><br>"Business Day" shall mean a day other than a Saturday or a Sunday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York. |

**Distribution**

| | | |
|---|---|---|
| 32. (i) | If syndicated, names of Managers: | Merrill Lynch International<br>Morgan Stanley & Co. International plc<br>RBC Capital Markets Corporation<br>UBS Limited<br>BNP Paribas<br>Citigroup Global Markets Inc.<br>Credit Suisse Securities (Europe) Limited<br>Daiwa Capital Markets Europe Limited<br>Goldman Sachs International<br>J.P. Morgan Securities Ltd. |

| | | |
|---|---|---|
| | (ii) Stabilizing Manager (if any): | Not applicable. |
| | (iii) Commissions and Concessions: | 0.125 per cent. of the Aggregate Nominal Amount. |
| 33. | If non-syndicated, name of Dealer: | Not applicable. |
| 34. | Additional selling restrictions: | Not applicable. |

**Operational Information**

| | | |
|---|---|---|
| 35. | (i) ISIN: | US045167BX04. |
| | (ii) CUSIP: | 045167BX0. |
| | (iii) CINS: | Not applicable. |
| | (iv) Other: | Not applicable. |
| 36. | Common Code: | 048579264. |
| 37. | Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s): | Federal Reserve Book-Entry System. |
| 38. | Delivery: | Delivery against payment. |
| 39. | Additional Paying Agent(s) (if any): | Not applicable. |
| 40. | Governing Law: | New York. |

**Tax Considerations – United States Federal Income Taxation**

*IRS Circular 230 Notice:*

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE (THE "IRS") CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS PRICING SUPPLEMENT OR ANY DOCUMENT REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE OF 1986 AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE NOTES; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

## Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

## Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the most recently published Information Statement of ADB. ADB's latest Information Statement was issued on 13 April 2009.

## Recent Developments

On 29 April 2009, the Board of Governors of ADB adopted Resolution No. 336, which authorized a 200% increase in the capital stock of ADB. Individual members of ADB may subscribe for their respective allocations of additional capital stock until 31 December 2010.

On 5 May 2009, ADB's Board of Governors approved the following with respect to its 2008 ordinary capital resources net income:

a) U.S.$427.0 million, representing unrealized gains as of 31 December 2008, be added to the cumulative revaluation adjustments account;
b) U.S.$298.1 million, representing the adjustment to the loan loss reserve as of 31 December 2008, be added to the loan loss reserve;
c) U.S.$261.4 million be allocated to the ordinary reserve;
d) U.S.$120.0 million be allocated to the Asian Development Fund; and
e) U.S.$23.0 million be allocated to the Technical Assistance Special Fund.

**Responsibility**

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By: 

Name: JINGDONG HUA
Title: Deputy Treasurer and
Officer-in-Charge, TDFD

**ISSUER**

**Asian Development Bank**
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

Postal Address
P.O. Box 789
0980 Manila
Philippines

**FISCAL AGENT**

**Federal Reserve Bank of New York**
33 Liberty Street
New York, NY 10045

**LUXEMBOURG LISTING AGENT**

**BGL BNP Paribas**
50, avenue J.F. Kennedy
L-2951 Luxembourg

**LEGAL ADVISERS TO THE DEALERS**

**Cleary Gottlieb Steen & Hamilton LLP**
One Liberty Plaza
New York, NY 10006

**AUDITORS**

*For the 2007 and 2008 Fiscal Years:*

**PricewaterhouseCoopers LLP**
8 Cross Street #17-00
PWC Building
Singapore 048424

*For the 2009 Fiscal Year:*

**Deloitte & Touche LLP**
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809